July 24,
2020



Ms. Jana Creswell, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018

               Re:     Dimensional ETF Trust
                       File Nos. 333-239440 and 811-23580
Dear Ms. Creswell:
        On June 26, 2020, you filed a registration statement on Form N-1A for Dimensional ETF
Trust (the    Trust   ) to register shares of Dimensional U.S. Core ETF (
U.S. Portfolio   ),
Dimensional International Core ETF (   International Portfolio   ) and
Dimensional Emerging
Markets Core ETF (   Emerging Markets Portfolio    and each a    Portfolio
and, collectively, the
   Portfolios   ). Our comments are set forth below. For convenience, we
generally organized our
comments using the headings, defined terms and page numbers from the registration statement.
Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover page
1. The second sentence of the fourth paragraph on the cover page states that a shareholder can inform the Portfolio that she/he wishes to continue receiving paper copies of your shareholder reports by contacting her/his financial intermediary. Please disclose how a shareholder who owns shares through the Portfolio can contact the Portfolio to make this request. Also, if an election to continue to receive paper copies of shareholder reports communicated to the Portfolio will apply to all funds held with the fund complex, please so state. See, e.g., Item 27(d)(7) of Form N-1A.
Prospectus Summary     Fees and Expenses of the Portfolio (pages 1, 5 and 9)
2. The first sentence in the section states that the fee table describes the fees and expenses you
   may pay if you buy and hold shares of the Portfolio. Please insert    or
sell    after    hold   .
3. The second sentence in this section states that you may also incur brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the Example that
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   follows. Please disclose that these brokerage commissions are also not reflected in the fee table.
4. Please confirm that the any agreements described in footnote ** will be filed as exhibits to the registration statement.
5. The last sentence preceding the examples states that, although your actual costs may be
   higher or lower, based on these assumptions your costs would be: . . .   .
Please add    whether
   you redeem or hold your shares    after    costs   .
Prospectus Summary     Principal Investment Strategies (pages 2, 6 and 10)
6. Please disclose each Portfolio   s market capitalization policy used to
select equity
   investments. Please disclose any corresponding risks of such policy in the Principal Risks section. We note there is principal risk disclosure of small company risk but no corresponding principal strategy disclosure.
7. The second sentence of the first paragraph of this section states that the Advisor may
   consider a company   s size, value and/or profitability relative to other
eligible companies
   when making investment decisions for the Portfolio. The first sentence of the second paragraph of this section states that the Advisor may also adjust the representation of an eligible company or exclude a company after considering such factors as free float, momentum, trading strategies, liquidity, size, value, profitability, investment characteristics and other factors that the Advisor determines to be appropriate. Please reconcile these sentences to clarify what the Advisor will consider in investing in eligible companies.
8. The second sentence of the second paragraph of this section states that the Advisor may consider recent changes in assets or book value scaled by assets or book value. Please revise
   the term    scaled by    in plain English. See Rule 421 under the Securities
Act of 1933
   (   Securities Act   ).
9. The first two paragraphs of this section state multiple times that the
Advisor    may consider
   various factors in selecting investments for the Portfolio. In order to clearly disclose each
   Portfolio   s principal investment strategy, please revise this disclosure to set forth the factors
   the Advisor will actually consider in selecting investments for the Portfolio. Please also revise the principal investment strategy disclosure on pages 13 through 16 in the same manner.
10. The sixth sentence of the first paragraph and the third sentence of the second paragraph each state that the criteria the Advisor uses for assessing certain factors are subject to change from time to time. Please confirm to us that, if the criteria that the Advisor uses for assessing these factors changes, the prospectus will be updated to reflect such changes.
11. The last sentence of the second paragraph of this section states that the Advisor may also adjust the representation in the Portfolio of an eligible company, or exclude a company, that
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   the Adviser believes to be negatively impacted by environmental, social or governance factors (including accounting practices and shareholder rights) to a greater degree relative to other issuers. Please enhance this disclosure briefly in the Prospectus Summary and in
   greater detail in the disclosure of each Portfolio   s principal investment
strategies on pages 13
   through 16 in response to the following comments:
   a. Revise the disclosure to clarify what it means to    adjust the
representation    of an eligible
      company.
   b. Describe with greater particularity the environmental, social or governance factors that the Advisor will use and the criteria the Advisor will use with respect to each of these factors to determine the issuers that would be negatively impacted. The disclosure should include whether the fund selects investments by reference to, for example an ESG index, a third-party rating organization, a proprietary screen and the factors the screen applies or a combination of the above methods.
   c. Disclose whether the Advisor applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.
   d. Consider whether the Principal Risks section should include an ESG specific risk factor or explain to us why such a risk factor is not appropriate.
12. The first sentence of the third paragraph of this section states that the Portfolio may purchase
    or sell futures contracts or options on futures contracts    to adjust
market exposure.    Please
    revise the disclosure to more clearly describe the purpose of the Portfolio s investments in futures contracts or options on futures contracts. Also, please disclose whether these futures contracts and options on futures contracts will be part of the investments included in the 80%
    investment policy of the U.S. Portfolio and Emerging Market Portfolio.
13. The last sentence of the third paragraph of this section states that the Portfolio does not intend to sell futures contracts to establish short positions in individual securities or to use derivatives for purposes of speculation or leveraging investment returns. Please move this sentence elsewhere as it does not describe a principal strategy. See Instruction 3 to Item
    9(b)(1) of Form N-1A; General Instruction C.3.(b) to Form N-1A.
14. The last sentence of this section states that the Portfolio may have a higher degree of portfolio turnover than index funds. Please consider whether a risk factor describing the risks of high portfolio turnover should be added to the Principal Risks section or explain to us why such a risk factor is not appropriate.
Prospectus Summary     Principal Investment Strategies (page 2)
15. The last sentence of the first paragraph states that the U.S. Portfolio will invest at least 80%
    of its net assets in securities of U.S. companies. Please disclose how the U.S. Portfolio
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    determines that a company is a U.S. company for purposes of this policy. See Rule 35d-
    1(a)(3)(ii) of the Investment Company Act of 1940 (   1940 Act   ).
Prospectus Summary     Principal Investment Strategies (page 6)
16. The first sentence of this section states that the International Portfolio will invest in securities of non-U.S. companies in countries or regions designated by the Advisor as Approved
    Markets. Please disclose the Approved Markets and how the Advisor determines which countries or regions are Approved Markets.
Prospectus Summary     Principal Investment Strategies (page 10)
17. The first sentence of this section states that the Emerging Markets Portfolio will invest in securities associated with Approved Markets. Please disclose the Approved Markets and how the Advisor determines which countries are Approved Markets. See e.g., disclosure in first sentence of fourth paragraph on page 15. See also Rule
35d-1(a)(3)(ii).
Prospectus Summary     Principal Risks (pages 2     3, 6     7 and 10     11)
18. Please consider how the disclosure, including the principal risks disclosure, should be revised based on how COVID-related events may affect the Portfolio and its investments or explain to us why revised or additional disclosure is not warranted. See Staff Statement, Importance of Delivering Timely and Material Information to Investment Company Investors, April 14,
    2020 at
https://www.sec.gov/investment/delivering-timely-material-information.
19. Please consider adding a risk factor that describes the risks of new funds.
20. In light of the disclosure of investments in depository receipts in the Principal Investment
    Strategies section of the International Portfolio and the Emerging Markets Portfolio, please disclose the risks of investing in depository receipts briefly in the corresponding Principal
    Risks section of the Prospectus Summary and in more detail (including regarding ADRs,
    EDRs and GDRs) in the risk disclosure on pages 17 through 20.
Prospectus Summary     Principal Risks (pages 10     12)
21. The fourth risk factor in this section sets forth the risks of emerging markets. Please enhance the disclosure of the risks of emerging markets (e.g., risks related to quality and availability of financial information and market closures). See Public Statement, Emerging Market
    Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies
    are Limited (April 21, 2020) at
https://www.sec.gov/news/public-statement/emerging-
    market-investments-disclosure-reporting.
22. Please disclose the risks of investing in China as well as China A Shares briefly in this section of the Prospectus Summary. Please also disclose the risks of investing in China in more detail in the risk disclosure on pages 17 through 20.
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Prospectus Summary     Performance (pages 3, 7 and 12)
23. Please tell us the appropriate broad-based securities market index each Portfolio intends to use in its average annual total return table. We may have more comments after reviewing your response.
Investment Advisor/Portfolio Management (pages 3, 8 and 12)
24. Please delete the word    coordinating    from the sentence introducing the
portfolio managers
    to be consistent with the definition of portfolio manager in Item 5(b) of Form N-1A.
25. On pages 8 and 12, the disclosure identifies Dimensional Fund Advisors Ltd. and DFA
    Australia Limited as sub-advisors to the International Portfolio and the Emerging Markets
    Portfolio. Please disclose all information required regarding the sub-advisors and Sub-
    Advisory Agreements in the registration statement (e.g., Item 10 of N-1A). Also, please confirm that no employees of the sub-advisors serve as portfolio managers of the
    International Portfolio or Emerging Markets Portfolio.
Purchase and Sale of Fund Shares (pages 4, 8 and 12)
26. Please consider adding disclosure to this section that an investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the
    Portfolio (bid) and the lowest price a seller is willing to accept for shares of the Portfolio
    (ask) when buying or selling shares in the secondary market (bid-ask spread).
Additional Information on Investment Objective and Policies
27. Disclosure on page 13, under    Investment Terms Used in the Prospectus,
sets forth
    definitions of some terms the Advisor uses to describe the investment strategies for the
    Portfolios. As these terms are also used in the Prospectus Summary, please also define these terms where used in the Prospectus Summary.
28. Much of the disclosure in this section describing the principal investment strategies and principal risks of the Portfolios is identical to the description of the principal investment strategies and principal risks in each Prospectus Summary. The disclosure in this section should provide a more comprehensive discussion of both the principal investment strategies
    and principal risks that affect a Portfolio   s investments than the
summary discussion required
    in response to Item 4 of Form N-1A. With respect to the identical disclosures, please consider how the disclosure can appropriately expand upon the summary disclosure and revise accordingly. See IM Guidance Update No. 2014-08 (June 2014),
Guidance
    Regarding Mutual Fund Enhanced Disclosure   , which sets forth the staff
s observations on
    this issue.
29. Disclosure in the fourth full paragraph on page 14 states that, under normal market conditions, the International Portfolio intends to invest at least 40% of its assets in three or more non-U.S. countries by investing in securities of companies associated with such
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   countries. Please disclose this statement in the Principal Investment Strategies section of the
   Prospectus Summary.
30. Disclosure in the last paragraph on page 13 states that the U.S. Portfolio may invest in ETFs and similarly structured pooled investments for the purpose of gaining exposure to the U.S.
    stock market. Disclosure in the last full paragraph on page 15 states that the Emerging
    Market Portfolio may invest up to 10% of its total assets in shares of other investment companies that invest in one or more Approved Markets. Please disclose in each such location that each of these Portfolios will consider the holdings of other investment companies in which it invests when determining compliance with each
Portfolio   s 80%
    investment policy.
31. Disclosure on pages 13 and 14 states that the U.S. Portfolio and the International Portfolio
    may invest in ETFs and    similarly structured pooled investments   .
Disclosure in the last full
    paragraph on page 15 states that the Emerging Markets Portfolio may invest up to 10% of its
    total assets in shares of    other investment companies    that invest in
one or more Approved
    Markets. Please disclose with greater specificity the    similarly
structured pooled
    investments    in which the U.S. Portfolio and International Portfolio may invest. Also, please
    tell us whether the reference to    similarly structured pooled investments
   on pages 13 and 14
    and    other investment companies    on page 15 include investment
companies that are not
    registered under the 1940 Act. If so, we may have more comments. If not, please revise the references to only refer to registered investment companies. In addition, in light of these investments, please consider whether the Portfolios should include an Acquired Fund Fees
    and Expenses    line item in the fee table. See Instruction 3(f)(i) to Item
3 of Form N-1A.
32. Disclosure in the last full paragraph on page 15 states that the Emerging Markets Portfolio may establish a wholly owned subsidiary or a trust for the purpose of investing in local markets. Please respond to the following comments regarding any such wholly owned subsidiaries or trusts to be established:
   a. Disclose that the Portfolio will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with any subsidiaries or trusts.
   b. Disclose that each investment adviser to a subsidiary or trust will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Portfolio under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between a subsidiary or trust and its investment adviser will be filed as an exhibit to the registration statement.
   c. Disclose that each subsidiary or trust will comply with the 1940 Act provisions relating to affiliated transactions and custody (Section 17) and that the custodian of the subsidiary or
      trust will be identified in the Trust   s registration statement.
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   d. Any of the subsidiary   s or trust   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the Portfolio will be disclosed as such and a risk factor describing the risks of investing through a subsidiary or trust will be disclosed for the Portfolio.
   e. Confirm to us that the financial statements of each subsidiary or trust will be consolidated with those of the Portfolio.
   f. Confirm in correspondence that (a) the subsidiary   s or trust   s
management fee (including
      any performance fee) will be included in the    Management Fee    line
item of the fee table
      and the subsidiary   s or trust   s expenses will be included in the
Other Expenses    line
      item of the fee table; (b) if the subsidiary or trust is not organized in the U.S., the subsidiary or trust and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the subsidiary or trust and its board of directors will agree to
      inspection by the staff of the subsidiary   s or trust   s books and
records, which will be
      maintained in accordance with Section 31 of the 1940 Act.
33. On page 16, the first sentence under    Approved Markets    states that the
International
    Portfolio and Emerging Markets Portfolio may invest in the following countries that are
    designated as Approved Markets. Please change the word    may    to    can
  in this sentence.
34. Disclosure on page 16 under    Approved Markets    identifies the Approved
Markets for the
    Emerging Markets Portfolio. Please explain to us why South Korea is an Approved Market for the Emerging Markets Portfolio, with reference to third party market sources to support your position.
35. Disclosure on page 16 states that an International Portfolio will consider for purchase
    securities that are associated with an Approved Market    and include
the securities specified
    in items (a) through (g). Please revise the language in this sentence to definitively identify the criteria used to determine the securities that are associated with an Approved Market and
    remove the language    and include   .
36. Disclosure on page 16 sets forth the criteria used by the Emerging Markets Portfolio to determine that a security is associated with an Approved Market. Please explain to us, and clarify the disclosure regarding, how the criteria set forth in (e), (f) and (g) demonstrate that a security has economic ties to an emerging market country. See Rule 35d-1(a)(3)(i).
37. The last complete sentence on page 16 states that the Advisor will select only those
    companies that, in its view, have sufficiently    strong exposure    to
economic and market
    forces in Approved Markets. Please disclose what    strong exposure
means.
38. The sentence starting on page 16 and continuing on page 17 states that the Advisor may invest in companies organized and located in the United States or other countries or regions outside of Approved Markets, including companies having their entire production facilities outside of Approved Markets, when such companies meet the criteria discussed above to be
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   considered associated with Approved Markets. Please revise this sentence to state that the
   Advisor may invest in such companies only when such companies meet the criteria set forth in (d) above.
39. On page 17, the second paragraph under    Portfolio Transactions
describes how the Advisor
    treats small capitalization companies in its management process. If this describes how securities are selected as part of the principal investment strategies of a Portfolio, please incorporate the disclosure in this paragraph into the disclosure of the
relevant Portfolio   s
    principal investment strategies. If incorporated, please also clarify the disclosure to explain how securities are selected.
40. On page 17, the last paragraph under    Portfolio Transactions    states
that each Portfolio may
    invest in a temporary defensive manner in certain cases. Please disclose the types of investments each Portfolio will make when investing in a temporary defensive manner.
    Also, disclosure on page 15 states that the Emerging Markets Portfolio does not expect to invest more than 20% of its net assets for temporary defensive purposes under normal circumstances. Please disclose this 20% limit on the Emerging Market
Portfolio   s ability to
    take temporary defensive positions on page 17 as well. Furthermore, if the Emerging
    Markets Portfolio will invest in this manner (i.e., purchase highly liquid debt instruments or hold freely convertible currencies) not only for temporary defensive purposes, please disclose this manner of investing in the Principal Investment Strategies section of the Prospectus
    Summary.
41. On page 17, in the section    Additional Information Regarding Investment
Risks   , please
    identify which risk factors are principal risks for which Portfolios (e.g., through use of a chart).
42. On page 18, the Derivatives Risk factor references instruments    such as
futures and options   .
    Please specifically describe the risks applicable to futures and options as futures and options are identified as principal investments for each Portfolio.
STATEMENT OF ADDITIONAL INFORMATION
Investment Limitations (pages 3     5)
43. Investment limitation no. 7 states that the Portfolios will not concentrate in securities of issuers in a particular industry, other than securities issued or guaranteed by the U.S.
    Government or any of its agencies or securities of other investment companies. Please disclose that each Portfolio will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.
Trustees and Officers     Trustees (pages 11     14)
44. Please disclose why the Board believes its leadership structure is appropriate given the specific characteristics or circumstances of the Trust. See Item 17(b)(1) of Form N-1A.
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45. For each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Trust in light of
    the Trust   s business and structure. See Item 17(b)(10) of Form N-1A.
Services to the Trust     Distributor (page 23)
46. The last sentence of this section states that the Distributor may be entitled to payments under the Rule 12b-1 plan. Please add disclosure required by Item 19(g) of Form N-1A regarding the Rule 12b-1 Plan, including a list of the principal types of activities for which payments will be made (Item 19(g)(1)), the relationship between amounts paid to the Distributor and the expenses it incurs (Item 19(g)(2)), and the anticipated benefits to the Funds that may result from the plan (Item 19(g)(6)).
PART C
ITEM 28. EXHIBITS
47. Please either remove Section 4 of Article VII of the Agreement and Declaration of Trust or
    revise it to state that it does not apply to claims made or arising under the federal securities laws. We may have more comments after reviewing your response. If the provision is retained with an exception made for federal securities laws claims, please clearly disclose this provision in the Prospectus. Please also include risk disclosure in the prospectus related to the limitation on the ability of shareholders to bring derivative actions.
48. Please either remove Section 5 of Article VII of the Agreement and Declaration of Trust or
    revise the first sentence of Section 5 (exclusive forum and jury waiver provision) to clarify that it does not apply to claims made or arising under the federal securities laws. If the exclusive forum and jury waiver provision are retained with an exception for federal securities laws claims, please clearly disclose these provisions in the Prospectus. Please also provide risk disclosure in the prospectus related to the exclusive forum and jury waiver provisions (e.g., questionability re enforceability of these provisions, increased costs to bring a claim and that these provisions can discourage claims or limit
shareholders    ability to bring
    a claim in a judicial forum they find favorable).
49. Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff
    Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14,
    2011).
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Signature Page
50. Please add the signature of the Trust   s comptroller or principal
accounting officer to the
    signature page. See Section 6(a) of the Securities Act.
51. As the signature of the registrant is executed pursuant to a power of attorney, please file as an exhibit certified copies of a resolution of the Board authorizing such signature. See Rule
    483(b) under the Securities Act.
GENERAL COMMENTS
52. As it appears that the Trust will be relying on Rule 6c-11 under the 1940 Act, please ensure that all disclosure in the registration statement complies with the requirements of Rule 6c-11.
53. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee tables, financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
54. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
55. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                        * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:    Andrea Ottomanelli Magovern
       Sally Samuel